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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hornbeck Offshore Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

440543106

(Cusip Number)

March 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 440543106

1.	Name of Reporting Person: SCF-IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,727,208

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,727,208

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,727,208

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 23.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 440543106

1.	Name of Reporting Person: SCF-IV, G.P., Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,727,208

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,727,208

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,727,208

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 23.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 440543106

1.	Name of Reporting Person: L.E. Simmons & Associates Incorporated		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,727,208

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,727,208

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,727,208

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 23.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 440543106

1.	Name of Reporting Person: L.E. Simmons		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,727,208

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,727,208

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,727,208

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 23.0%

12.	Type of Reporting Person: PN

Item 1.

(a)	Name of Issuer: Hornbeck Offshore Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	414 N. Causeway Blvd. Mandeville, Lousiana 70448

Item 2.

(a) This Schedule is filed by: (i) L.E. Simmons, with respect to the shares of Common Stock directly owned by SCF-IV, L.P.; (ii) L.E. Simmons & Associates, Incorporated, with respect to the shares of Common Stock directly owned by SCF-IV, L.P.; (iii) SCF-IV, G.P., Limited Partnership, with respect to the shares of Common Stock directly owned by SCF-IV, L.P.; and (iv) SCF-IV L.P., with respect to the shares of Common Stock directly owned by it.

(b) The address of the principal business office of the parties referred to in paragraph (a) of this Item 2 is 600 Travis, Suite 6600, Houston, Texas 77002.

(c) L.E. Simmons is a United States citizen. L.E. Simmons & Associates, Incorporated is a corporation organized under the laws of the State of Delaware. SCF-IV, L.P. and SCF-IV, G.P., Limited Partnership are limited partnerships organized under the laws of the State of Delaware.

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 440543106

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.

(b)	[ ] Bank as defined in section 3(a)(6) of the Act.

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

A.	SCF-IV, L.P.

(a)	Amount Beneficially Owned: 4,727,208

(b)	Percent of Class: 23.0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,727,208

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,727,208

B.	SCF-IV, G.P., Limited Partnership[1]

(a)	Amount Beneficially Owned: 4,727,208

(b)	Percent of Class: 23.0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,727,208

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,727,208

C.	L.E. Simmons & Associates, Incorporated[2]

(a)	Amount Beneficially Owned: 4,727,208

(b)	Percent of Class: 23.0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,727,208

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,727,208

F.	L.E. Simmons[3]

(a)	Amount Beneficially Owned: 4,727,208

(b)	Percent of Class: 23.0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,727,208

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,727,208

1.	Includes 4,727,208 shares of Common Stock owned directly by SCF-IV, L.P. SCF-IV, G.P., Limited Partnership, the general partner of SCF-IV, L.P., has the power to direct the affairs of SCF-IV, L.P., including decisions respecting the voting and disposition of the shares of Common Stock of Hornbeck Offshore Services, Inc. held by SCF-IV, L.P.

2.	Includes 4,727,208 shares of Common Stock owned directly by SCF-IV, L.P. L.E. Simmons & Associates, Incorporated, the general partner of SCF-IV, G.P., Limited Partnership, has the power to direct the affairs of SCF-IV, G.P., Limited Partnership, including decisions respecting the voting and disposition of the shares of Common Stock of Hornbeck Offshore Services, Inc. held by SCF-IV, L.P.

3.	Includes 4,727,208 shares of Common Stock beneficially owned by L.E. Simmons & Associates, Incorporated. L.E. Simmons is the President and sole stockholder of L.E. Simmons & Associates, Incorporated and in that capacity may be deemed to beneficially own all of the securities of Hornbeck Offshore Services, Inc. beneficially owned by L.E. Simmons & Associates, Incorporated.

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2005

SCF-IV, L.P.
By:	SCF-IV, G.P., Limited Partnership
	By:	L.E. Simmons & Associates, Incorporated

		By:	/s/ Anthony DeLuca

Anthony DeLuca, Managing Director

SCF-IV, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

		By:	/s/ Anthony DeLuca

Anthony DeLuca, Managing Director

L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca

Anthony DeLuca, Managing Director

L.E. Simmons

/s/ L.E. Simmons

L.E. Simmons, individually

EXHIBIT INDEX

1.	Joint Filing Agreement dated January 12, 2005 by and among SCF-IV, L.P., SCF-IV, G.P., Limited Partnership, L.E. Simmons and Associates, Incorporated, and L.E. Simmons